snecma

SIÈGE SOCIAL

Rule 12g3-2(b) File No. pending

82-34845

March 15, 2005

RECEIVED
2005 MAR 21 A 9:20
OFFICE OF INTERNATIONAL CORPORATE FINANCE

05006664

Office of International Corporation Finance
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

SNECMA
Rule 12g3-2(b) File No. Pending

SUPPL

Dear Sir or Madam:

The enclosed information, as set forth in the Annex attached hereto, is being furnished to the Securities and Exchange Commission (the "SEC") on behalf of Snecma (the "Company") pursuant to the exemption from the Securities Exchange Act of 1934 (the "Act") afforded by Rule 12g3-2(b) thereunder.

This information is being furnished under paragraph (1) of Rule 12g3-2(b) with the understanding that such information and documents will not be deemed to be "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Act and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that the Company is subject to the Act.

Very truly yours,

Alain Marcheteau
Senior Group Controller

Enclosures

PROCESSED
MAR 22 2005
THOMSON
FINANCIAL

c.c. : Robert Flanigan
(Shearman & Sterling)
Francis de Raimond
(Snecma)

3/22

Snecma
SA au capital de 270 092 310 Euros - 562 111 997 RCS.Paris
Siège social : 2, bd du Général Martial-Valin - 75724 Paris Cedex 15
Tél. +33 (0)1 40 60 80 80
Fax +33 (0)1 40 60 81 02
www.snecma.com

SNECMA 9009.03.16742 (3)

Press Releases 2005

03-09-2005 Sagem-Snecma merger : successful public share offer

03-02-2005 Hainan places $90 Million CFM56-5B Order

03-01-2005 SMART-1 now in definitive orbit around the Moon, propelled by Snecma Moteurs'-plasma thruster

02-24-2005 Ryanair Places $900 Million Order for CFM56-7B Engines to Power 70 Additional Boeing 737-800 Aircraft

02-17-2005 Snecma reports growth in consolidated sales and earnings for 2004

02-15-2005 Air Berlin renews engine maintenance contract with Snecma Services

02-15-2005 Snecma Services announces new engine MRO Contract

02-14-2005 Snecma contributes to successful launch of Ariane 5 ECA

02-9-2005 CFM Logs $4.1 Billion in Firm Engine orders in 2004

02-9-2005 Spice Jet Places $120 Million CFM56-7B Engine Order

02-4-2005 Japan Airlines CFM56-7B Engine Order Valued at $360 Million

02-3-2005 A World first! Successful tests of CLEAN aero-engine technology demonstrator

02-01-2005 First flight of the HAL Chetan powered by Turbomeca's TM 333 2M2 engine

02-01-2005 Snecma group company Messier-Bugatti to supply wheels and brakes for the A400M

01-24-2005 EADS Sogerma Services renews engine maintenance contract with Snecma Services

01-18-2005 VITAL, a new European R&D program for greener aero-engines

01-17-2005 Sagem Exchange Offer for Snecma

01-17-2005 Successful tests by Snecma Moteurs of a higher-performance M88 demonstrator

01-13-2005 Jazeera Airways Selects CFM56-5B to Power A320 Fleet

01-10-2005 Snecma group: 2004 consolidated sales: 6,812 million euros, up 5.9% over 2003

01-06-2005 Hapag-Lloyd Expands CFM-powered Fleet with $ 120 Million Order

Press Releases 2004

12-24-2004 Snecma Propulsion Solide signs major contract

12-22-2004 Airline Partners Air Berlin, NIKI Order CFM56 Engines Valued at $ 1.5 billion

12-22-2004 Major order for Snecma

12-21-2004 The Dutch Touring Club ANWB has selected the Arrius 2B2 to equip its three new EC 135 helicopters

12-17-2004 Cebu Pacific Air Places $ 140 Million CFM56-5B Order to Power New A319s

12-16-2004 Messier Services signs Airbus A330/A340 landing gear contract with Cathay Pacific and Dragon Air

12-15-2004 The Austrian Touring Club, OAMTC, receives its 23rd EC135 – Arrius 2B2

12-15-2004 Tiger HAD / MTR390 E: Signature of the Instruction to Proceed

12-13-2004 Snecma Group Executive Appointments

12-13-2004 Techspace Aero participates in the GEnx engine development for the new Boeing aircraft 7E7 Dreamliner and the new Airbus A350

12.01.2004 Creation of a Production Division

12.01.2004 Successful first test of the TP400-D6 intermediate pressure compressor

11-29-2004 Turbomeca inaugurates new workshops in Johannesburg, South Africa

snecma

SAGEM

Communiqué de presse / Press release

Sagem-Snecma merger : successful public share offer

Paris, March 9, 2005 – The planned merger between Sagem and Snecma has just taken a decisive step with the official publication of the results of Sagem's public offer for Snecma shares. This offer was a major success, since the number of Snecma shares involved represents more than 83% of the capital and **94.4% of the shares which could be tendered** (given the shares retained by the French government to satisfy its commitments, and the shares retained by French employees in their company investment plans).

The Sagem Executive Board met today, expressing its satisfaction with the success of the offer. In application of the decision by the Annual General Meeting of Shareholders last December 20, the Board proceeded to issue 187,774,170 new shares in payment for the Snecma shares tendered to the offer.

The share capital of Sagem SA now comprises 365,274,170 shares and 73,054,834 euros. The new shares will be delivered on March 17, and the advance dividend payment of 0.10 euro per share will be paid on March 18.

The corporate management teams of Sagem and Snecma are both delighted with the success of this public share offer, a critical step in the merger of these two high-tech groups, leading to the legal merger in several weeks.

www.snecma.com
www.sagem.com

Contact Sagem :
Hervé Philippe
Tel : 33 1 40 70 62 57
herve.philippe@sagem.com

Contact Snecma :
Jocelyne Terrien
Tel : 33 1 40 60 80 28
jocelyne.terrien@snecma.fr

CFM International is a joint company
of Snecma, France and General Electric Co., USA.

THE POWER OF FLIGHT

Communiqué de presse / Press release

Hainan Places $90 Million CFM56-5B Order

HAIKOU, China - March 2, 2005 - Hainan Airlines, China's fourth largest airline group, has placed an $90 million firm order for CFM56-5B engines to power eight Airbus A319 aircraft. The airline, which also took options on 12 additional A319s, will take delivery between 2005 and 2007.

CFM56-5B engines are produced by CFM International, a 50/50 joint company between Snecma Moteurs and General Electric Company. CFM is the world's leading supplier of commercial aircraft engines with more than 14, 500 engines in service with more than 400 operators worldwide.

Hainan Airlines has been a CFM customer since its first B737 aircraft delivery in 1993 and currently operates 52 Boeing 737 aircraft powered by CFM56-3 and CFM56-7 engines. The airline operates more than 480 domestic flights to about 90 cities throughout China. The new A319s will be operated on short- and medium-haul routes from Haikou, Beijing and Xi'an.

"We are honored that Hainan Airlines has chosen again to make CFM an important part of its long-term operations," said Andy Solem, president of CFM International China. "We thank them for their trust and offer them our commitment that we will continue to earn that trust every day."

The high reliability, long on-wing life, and low maintenance costs of the CFM56-5 makes it extremely popular with leasing companies, low-cost carriers, and major airlines worldwide. More than 1,700 CFM56-5B engines have been delivered to date, and the fleet is growing at a rate of about 20 engines per month.

Primary factors behind the engine's broad-based market acceptance include this industry's best reliability, durability, and low cost of ownership brought about by the engines simple, rugged architecture. CFM56-5 engines are averaging nearly 16,000 hours on wing prior to initial shop visit, and more than 10,000 hours after overhaul. No competing engine in this thrust class can match this record. On average, CFM56-5B engines have a maintenance cost advantages of nearly $2 million per engine over a 15-year period versus the competition. The CFM56-5B is the only engine that can power every model of the A320 family keeping the same bill of materials, giving airlines a distinct commonality advantage.

www.cfm56.com

CFMI
Rick Kennedy 513.243.3372
Jamie Jewell 513.552.2790

Snecma Moteurs
Vincent Chappard
33.1.40.60.80.18

SMART-1 now in definitive orbit around the Moon, propelled by Snecma Moteurs' plasma thruster

Courcouronnes, March 1st, 2005

Europe's SMART-1 spacecraft today reached its definitive observation orbit around the moon. The final – and very delicate – orbital positioning maneuver was successful, thanks to the electric propulsion system designed by Snecma Moteurs. This Hall effect plasma thruster propelled SMART-1 into an elliptical orbit around the Moon, reaching a maximum altitude of 2,900 kilometers, and a minimum of 470 kilometers, even lower than originally planned to allow better observation of the Moon.

To date, Snecma Moteurs' PPS®1350 plasma thruster has logged over 4,600 hours of operation – a world record for this type of propulsion. Offering excellent specific impulse (the indicator of rocket engine efficiency), the PPS®1350 propelled SMART-1 from the Earth to the Moon in 17 months, consuming just 75 kilos of xenon, an inert gas used as the propellant in electric thrusters.

This impressive performance allowed the European Space Agency (ESA) to extend the spacecraft's observation mission by a year, because of the amount of xenon saved during the flight. In the long run, it will also triple the harvest of scientific data collected by the spacecraft's visible, infrared and X-ray band sensors.

The electric propulsion technology used on SMART-1 was developed by Snecma Moteurs in collaboration with its Russian industrial partner OKB Fakel, and with the support of French space agency CNES. The success of this mission will pave the way for tomorrow's interplanetary missions. Last year also saw this technology make its debut on commercial communications satellites. Because of its low fuel consumption, electric propulsion can save up to 25% of payload weight at launch.

Snecma Moteurs also designed and built the Septa®31 solar array drive mechanism for Smart-1, a system that keeps the spacecraft supplied with electrical power throughout the mission.

For more information, see the Snecma Moteurs and ESA websites: www.snecma-moteurs.com / www.esa.int

***

Snecma Moteurs is one of the world's leading manufacturers of aircraft and rocket engines, with a wide range of propulsion systems on offer. The company designs and builds commercial aircraft engines that are powerful, reliable, economical and environmentally friendly, along with military aircraft engines that have always delivered world-class performance. Snecma Moteurs also develops and produces propulsion systems and equipment for other launch vehicles, satellites and space vehicles.

www.snecma-moteurs.com

Vincent Chappard
Phone: +33 (0)1 69 87 09 29
Fax: +33 (0)1 69 87 09 22
Mail: vincent.chappard@snecma.fr

CFM International is a joint company
of Snecma, France and General Electric Co.

cfm
THE POWER OF FLIGHT

Communiqué de presse / Press release

Ryanair Places $900 Million Order for CFM56-7B Engines to Power 70 Additional Boeing 737-800 Aircraft

EVENDALE, Ohio- February 24, 2005 - Dublin, Ireland-based low-cost carrier Ryanair today announced that it has placed an order for additional CFM56-7 engines to power 70 firm, 70 option Boeing 737-800 aircraft. The firm engine order is valued at approximately $900 million at list price.

The CFM56-7 is the newest member of the CFM56 engine family produced by CFM International, a 50/50 joint company between Snecma Moteurs of France and General Electric Company. With more the 14,500 engines in service, CFM is the world's leading aircraft engine supplier.

Ryanair first became a CFM customer in 1998 with an order for 28 CFM56-7-powered 737s. In 2002, the airline followed that up with an order for 100 additional airplanes. Pending shareholder approval of the order, Ryanair will take delivery of the new aircraft between 2008 and 2012. The airline's total CFM56-7-powered 737 order book now stands at 225 firm, 193 option aircraft. By the end of 2005, Ryanair will have 100 737-800s in service, operating on routes throughout Europe from hubs in Dublin, London-Stansted, Frankfurt-Hahn, and Brussels-Charleroi.

The CFM56-7 engine is the exclusive powerplant for its 737-600/-700/-800/-900 family of aircraft and the engine provides operators with substantial benefits, including dramatically lower operating costs, better performance, higher reliability, lower noise and emissions and improved operability versus the CFM56-3 for the classic 737 series. These advantages make the CFM56-7-powered 737 ideally suited for low-cost operators such as Ryanair.

www.cfm56.com

CFMI
Rick Kennedy 513.243.3372
Jamie Jewell 513.552.2790

Snecma Moteurs
Vincent Chappard
33.1.40.60.80.18

snecma

Communiqué de presse / Press release

Snecma reports growth in consolidated sales and earnings for 2004

Sales: 6,812 million euros, up 6 percent
EBIT: 511 million euros, up 7 percent
Net income, Group share: 234 million euros, up 29 percent

Paris, February 17, 2005 - The Snecma Board of Directors met on February 16, 2005, with Chairman Jean-Paul Béchat presiding, to approve the 2004 financial statements which will be submitted to the Annual General Meeting of Shareholders, called for May 10, 2005.

With both air traffic and the aviation industry showing a gradual recovery, the Snecma group recorded good business volumes in 2004, and results in line with objectives.

Operations

The CFM56 engine maintained its leadership as it won a number of major contracts in 2004 from airlines including Air Berlin, Niki Luftfahrt, Virgin America, Gol Transportes Aereos and China Southern. These and other contracts consolidated the CFM56's share of the mainline jet market (over 100 seats).
Snecma is a partner in the Boeing 787 program, winning several top-tier equipment contracts to date, including the landing gear (Messier-Dowty), electrical wiring (Labinal) and wheels and electric brakes (Messier-Bugatti).
Military business was sustained as well. France's defense procurement agency DGA announced orders for the M51 ballistic missile, for which Snecma supplies the propulsion systems, and for 59 Rafale fighters, requiring 118 Snecma M88-2 engines, plus spares, and a wide variety of systems and equipment.
The U.S. Navy chose the Boeing 737 MMA, powered by the CFM56-7, as their new Multimission Maritime Aircraft. Oman selected the RTM322 engine for its NH90 helicopters, making it the ninth of ten NH90 customers to opt for this engine. Messier-Dowty won the integrated landing system contract on the new Airbus A400M military transport, for which Messier-Bugatti will supply the wheels and brakes. Turbomeca was chosen by the U.S. Coast Guard to reengine its fleet of HH-65 helicopters.
Group companies signed several long-term MRO (maintenance, repair and overhaul) contracts. The production contract for 30 Ariane 5 launchers was also signed last year.

Orders and order book on the rise

Snecma booked consolidated orders worth 7,650 million euros in 2004 (including MRO), up 23 percent over the previous year's total of 6,240 million euros.

At December 31, 2004, the order book stood at 13,800 million euros, 9.5 percent higher than at December 31, 2003 (12,600 million euros).

Sales growth

Snecma posted consolidated sales of 6,812 million euros, a 5.9 percent rise over 2003 (6,431 million euros). At constant size and exchange rates, the increase was 6.3 percent.
The civil sector accounted for 77 percent of sales and the military sector 23 percent.

The Propulsion business posted sales of 4,523 million euros, or 63 percent of consolidated sales before elimination of inter-branch sales. This was 8.5 percent over the previous year's total, mainly due to increased deliveries of commercial engines and the growth in service business.
The Equipment business posted sales of 2,628 million euros, or 37 percent of consolidated sales before elimination of inter-branch sales. This was 4.6 percent higher than the previous year's total.
Service business accounted for 37.6 percent of consolidated sales in 2004, compared with 35.4 percent in 2003.

Sustained operating margin

Snecma posted consolidated operating income of 511 million euros in 2004, compared with 476 million euros in 2003, an increase of 7.3 percent. The operating margin was 7.5 percent. The overall improvement in productivity more than offset the increase in R&D spending, as well as the unfavorable impact of the euro/dollar exchange rate.

Increase in net income

Consolidated net income excluding minority interests came to 234 million euros in 2004, 28.6 percent higher than in 2003 (182 million euros).
This strong growth was due to the increase in operating income, lower financial expenses, and the favorable impact of the research tax credit.
At the end of the year, the group had a positive cash position of 54 million euros, versus debt of 251 million euros at December 31, 2003.

Dividend

Meeting on February 16, 2005, the Snecma Board of Directors decided to allocate all net income for 2004 to retained earnings.
Snecma shareholders who tendered their shares to the public exchange offer closing on February 23, 2005 will receive from Sagem an advance on their dividend of 0.10 euro per share as from the settlement-delivery on March 17, 2005. The Sagem Supervisory Board will propose a supplement of 0.12 euro per Sagem share, bringing the total dividend to 0.22 euro per share, during the Annual General Meeting of Shareholders scheduled for May 2005. Payment of the balance will be made following this meeting.
Snecma shareholders having retained their shares until the Sagem-Snecma merger scheduled for May will also receive, following conversion of their Snecma shares into shares in the new group, the complete dividend of 0.22 euro per share in the new group.

Key Figures

millions of euros	**2003**	**2004**
Orders	6,240	7,650
Sales	6,431	6,812
Operating income (EBIT)	476	511
- as % of sales	*7.4%*	*7.5%*
Net income – Group share	182	234
Net financial position	(251)	54
Net income per share *(euros)*	0.64	0.88

***Snecma** is one of the world's leading aerospace groups, specialized in propulsion and equipment. Working alone or in partnership, it holds world or European leadership positions in each of its core businesses. Snecma has operations in 22 countries on five continents, and is present in all major segments of the aerospace market: civil and military airplanes, helicopters, missiles, unmanned aerial vehicles, launch vehicles and satellites.*

www.snecma.com

Press Contact
Jocelyne Terrien
Tel +33 (0)1 40 60 80 28
Fax +33 (0)1 40 60 80 26
E-mail: jocelyne.terrien@snecma.fr

Snecma Services
groupe snecma

Communiqué de presse / *Press release*

Air Berlin renews engine maintenance contract with Snecma Services

Paris, February 15, 2005

Snecma Services announced today that it has extended its contract with Air Berlin, a German low-cost carrier, concerning the maintenance of CFM56-3 engines on its seven Boeing 737 twinjets.

Snecma Services has provided repair and maintenance services for Air Berlin CFM56-3 engines since 2001 and is proud of Air Berlin's continued confidence in Snecma Services.

***

Snecma Services provides a full line of aero-engine support services to both airlines and armed forces, including: engine maintenance on site, technical assistance, repair solutions, engine and parts repair, engineering support, tooling, fleet monitoring, technical publications, test cell calibration, engine leasing, staff training and more. Snecma Services operates three sites in France (Montereau, Saint-Quentin and Châtellerault) and has a Belgian subsidiary, Snecma Services Brussels. The company has also created a number of joint ventures with major manufacturers and airlines.

www.snecma-services.com

Press contact
Magali Hermet
Phone: +33 (0)1 30 96 57 03
Fax: +33(0)1 30 96 57 03
E-mail: magali.hermet@snecma.fr

Snecma Services
groupe snecma

Communiqué de presse / Press release

Snecma Services announces new engine MRO Contract

Paris, February 15, 2005

Snecma Services announced today that it has signed with Air Europa of Spain, a preferential 10-year Time and Material contract to provide maintenance of the CFM56-7B engines powering the airline's 25 Boeing 737-800 twinjets.

Air Europa, part of the Globalia group, is a major airline in Spain, and should soon be one of the major European operator of these engines, following its firm order for 15 additional Boeing aircraft.

"Snecma Services is very proud to count Air Europa among its customers and to partner with the airline as it embarks on its fleet renewal and expansion plan" said Jean-Lin Fournereaux, Chairman and CEO of Snecma Services.

This contract consolidates Snecma Services' position in the Spanish market, and especially at Palma de Mallorca, a major hub where aircraft with more than 150 CFM engines are currently based.

***

Snecma Services provides a full line of aero-engine support services to both airlines and armed forces, including: engine maintenance on site, technical assistance, repair solutions, engine and parts repair, engineering support, tooling, fleet monitoring, technical publications, test cell calibration, engine leasing, staff training and more. Snecma Services operates three sites in France (Montereau, Saint-Quentin and Châtellerault) and has a Belgian subsidiary, Snecma Services Brussels. The company has also created a number of joint ventures with major manufacturers and airlines.

www.snecma-services.com

Press contact
Magali Hermet
Phone: +33 (0)1 30 96 57 03
Fax: +33(0)1 30 96 57 03
E-mail: magali.hermet@snecma.fr

snecma

Communiqué de presse / Press release

Snecma contributes to successful launch of Ariane 5 ECA

Paris, February 14, 2005

The successful launch of Ariane 5 ECA on February 12 is a major milestone for the European space industry, and especially for the Snecma group. Five group companies made major contributions to the success of Flight 164.

- **Snecma Moteurs**, which called on its broad aerospace expertise to conduct the Vulcain 2 engine modification program in conjunction with EADS ST in Germany and Volvo Aero in Sweden. Fitted with a strengthened nozzle, Vulcain 2 offers 20% more thrust than the Vulcain 1 engine on the baseline Ariane 5G, and accounts for nearly one-third of the extra payload capacity offered by Ariane 5 ECA. In addition, Snecma Moteurs is responsible for the upper-stage HM7B cryogenic engine and the propulsion system. The HM7B, which had already largely proven its reliability as the Ariane 4 third-stage powerplant, adds some 2,200 kg of geostationary transfer orbit (GTO) payload capacity to Ariane 5 ECA.

- **Techspace Aero**, the group's Belgian subsidiary, supplies two types of valves for Vulcain 2 chilldown, propellant supply and control. Its cryogenic valves operate at the very low temperatures required by these liquefied gases (-183°C for oxygen, -253°C for hydrogen and -269°C for helium), while the hot gas valves stand up to temperatures exceeding 1,000°C.

- **Europropulsion**, the equal joint venture of Snecma and Avio, is in charge of the development and production of the MPS solid rocket motor. The two MPS motors on each launcher deliver some 92% of total thrust for the first two minutes after liftoff.

- **Snecma Propulsion Solide** designs and manufactures the nozzles for the MPS solid rocket motors. Each nozzle is made of three tons of carbon composite and phenolic silicon materials to stand up to temperatures reaching 3,000°C. The nozzle is also fitted with a flex-bearing so it can be swiveled to steer the launcher for the first two minutes of flight.

- **Techlam** makes the Dias damping-attachment system, which transmits the power of the MPS booster motors to the core stage, while also damping vibrations and thrust oscillations.

For more information see le webmag.

About Snecma
Snecma is one of the world's leading aerospace groups, specialized in propulsion and equipment. Working alone or in partnership, it holds world or European leadership positions in each of its core businesses. Snecma has operations in 22 countries on five continents, and is present in all major segments of the aerospace market: civil and military airplanes, helicopters, missiles, unmanned aerial vehicles, launch vehicles and satellites.

www.snecma.com

Snecma
Direction de la Communication
2, bd du Général Martial-Valin
75724 Paris Cedex 15 – France

Press Contact
Jocelyne Terrien
Tel +33 (0)1 40 60 80 28
Fax +33 (0)1 40 60 80 26
E-mail: jocelyne.terrien@snecma.fr

CFM International is a joint company
of Snecma, France and General Electric Co., USA.

THE POWER OF FLIGHT

Communiqué de presse / *Press release*

CFM Logs $4.1 Billion in Firm Engine Orders in 2004

EVENDALE, Ohio - February 9, 2005 - CFM International continued to be the world's leading aircraft engine supplier in 2004,logging orders for 683 commercial and military engines at a value of approximately $4.1 billion. In addition, the company received orders for a total of 118 CFM56-3 and CFM56-5C/P upgrade kits.

CFM International (CFM) is a 50/50 joint company between Snecma Moteurs of France and General Electric Company. Since the company's formation in 1974, it has delivered more than 14,550 engines to 400 commercial and military customers worldwide. In 2004, the company delivered 728 new CFM56 engines.

In September, CFM formally launched the next generation of upgrades with the CFM56-5B/-7B Tech Insertion program, which incorporates technologies developed as part of Project TECH56. The package includes improvements to the high-pressure compressor, the combustor, and the high- and low-pressure turbines. It will help customers to lower overall operating costs through lower maintenance costs, longer time on wing, lower fuel consumption, and reduced NOx (nitrogen oxides) emissions.

The CFM56-5B was selected to power 57 percent of the Airbus A320 family aircraft ordered in 2004. As the only engine that can power each A320 model with the same bill of materials, the CFM56-5B is the engine of choice for major airlines, low-cost carriers, and leasing companies worldwide.

Major CFM56-5B orders include: U.S.-based low-cost startup carrier Virgin America, with an order for 18 firm, 72 option CFM56-5B-powered A319/A320 aircraft; long-time CFM customer China Southern Airlines, with an order for CFM56-5B engines to power 21 A320 family aircraft; Cebu Pacific Air ordered 12 A319s; and in December, airline partners Air Berlin and NIKI Luftfahrt chose the CFM56-5B to power 70 firm, 40 option A320s.

The CFM56-7B is the sole powerplant for Boeing Next-Generation 737 aircraft. Major 2004 orders include: Brazilian low-cost carrier Gol Transportes Aereos, with a firm order for 17 737-800 aircraft, in addition to taking purchase options on 28 additional aircraft; THY ordered 15 CFM56-7-powered 737s; GE Capital Aviation Services order 12 additional 737s ; and Southwest Airlines firmed options on 12 additional 737s.

www.cfm56.com

CFMI
Rick Kennedy 513.243.3372
Jamie Jewell 513.552.2790

Snecma Moteurs
Vincent Chappard
33.1.40.60.80.18

RECEIVED

CFM International is a joint company of Snecma, France and General Electric Co., USA.

21 A 9: 20

OFFICE OF ... CORPORATE ...

THE POWER OF FLIGHT

Communiqué de presse / Press release

SpiceJet Places $120 Million CFM56-7B Engine Order

BANGALORE, India - February 9, 2005 - India's new low-cost carrier, SpiceJet, today announced the purchase of 10 firm, 10 options CFM56-7B-powered Boeing 737-800 aircraft. The engine order is valued at approximately $120 million at list price.

CFM56-7B engines are produced by CFM International (CFM), the world's leading transport aircraft engine supplier and a 50/50 joint company of Snecma Moteurs and General Electric Company.

New Delhi-based SpiceJet, which is set to begin operation in May, will begin taking delivery of the first aircraft in December of this year. In the meantime, the airline plans to lease as many as five additional 737-800s.

"My previous experience with CFM has been very good," said Roger Page, executive vice president of Engineering for SpiceJet. "CFM's advanced fan technology is well suited to Indian conditions and will meet operational expectations well. The engine also has a proven track record for reliability and service, which is very important to us."

"We are extremely pleased to welcome SpiceJet as our newest customer in India," said Nam Tran, regional sales director for CFM. "The high reliability of the CFM56-7B engine fits well with the high frequency, high utilization operations SpiceJet has planned."

The CFM56-7B brings the industry's most advanced technology to the 737 and is ideally suited to low-cost operators such as SpiceJet, providing low operating costs, high performance, high reliability, low noise and emissions and excellent operability. More than 1,600 aircraft have been delivered to date, and the fleet has accumulated more than 35 million flight hours and 18 million flight cycles while maintaining a 99.95 percent dispatch reliability rate. This rate translates to less than one departure per 2,000 flights being delayed 15 minutes or more or canceled for engine-related issues. The CFM56-7 also has one of the lowest in-flight shutdown rates in the industry: .002 per 1,000 hours. The rate is equivalent to one engine-caused in-flight shutdown every 500,000 flight hours. On a statistical basis, with a typical annual 737 utilization of about 3,000 hours, this rate would equate to one in-flight shutdown event every 165 years.

The CFM56-7-powered Boeing 737 was the first single-aisle airplane in its class to be granted 180-minute Extended Twin-Engine Operations (ETOPS). ETOPS approval, which provides airlines greater route-scheduling flexibility such as long over-water flights, is based on engine/aircraft reliability.

www.cfm56.com

CFMI
Rick Kennedy 513.243.3372
Jamie Jewell 513.552.2790

Snecma Moteurs
Vincent Chappard
33.1.40.60.80.18

CFM International is a joint company
of Snecma, France and General Electric Co., USA.

THE POWER OF FLIGHT

Communiqué de presse / Press release

Japan Airlines CFM56-7B Engine Order Valued at $360 Million

EVENDALE, Ohio - February 4, 2005 - Japan Airlines today announced that it will purchase 30 firm, 10 option CFM56-7B-powered Boeing 737 aircraft scheduled to begin delivery in 2006. The firm engine order is valued at approximately $360 million at list price.

CFM56-7B engines are produced by CFM International (CFM), the world's leading transport aircraft engine supplier and a 50/50 joint company of Snecma Moteurs and General Electric Company.

"Japan Airlines is known worldwide for the technical excellence of its fleet and we are honored that it has again chosen CFM to power its single-aisle aircraft," said Kenji Uenishi, general manager of sales in Japan for CFM International. "This order validates CFM's stratragy of developing highly reliable engines that bring the lowest cost of ownership in the industry. We are obviously delighted to extend our long working relationship with Japan Airlines."

Japan Airlines Group has been a CFM customer since 1993, and operates a fleet of 23 Boeing 737-400 airplanes powered by the CFM56-3 engine.

The CFM56-7B brings the industry's most advanced technology to the 737, providing low operating costs, high performance, high reliability, low noise and emissions and excellent operability. More than 1,600 aircraft have been delivered to date, and the fleet has accumulated more than 35 million flight hours and 18 million flight cycles while maintaining a 99.95 percent dispatch reliability rate. This rate translates to less than one departure per 2,000 flights being delayed 15 minutes or more or canceled for engine-related issues. The CFM56-7 also has one of the lowest in-flight shutdown rates in the industry: .002 per 1,000 hours. A rate of 0.002 means that a CFM56-7-powered 737 would experience an in-flight shutdown every 165 years on a statistical basis.

The CFM56-7-powered Boeing 737 was the first single-aisle airplane in its class to be granted 180-minute Extended Twin-Engine Operations (ETOPS). ETOPS approval, which provides airlines greater route-scheduling flexibility such as long over-water flights, is based on engine/aircraft reliability.

www.cfm56.com

CFMI
Rick Kennedy 513.243.3372
Jamie Jewell 513.552.2790

Snecma Moteurs
Vincent Chappard
33.1.40.60.80.18

Snecma Moteurs

Communiqué de presse / Press release

A World first! Successful tests of CLEAN aero-engine technology demonstrator

Courcouronnes, February 3, 2005

The first series of tests of the CLEAN technology demonstrator was a complete success. Kicking off on September 29, 2004 at the University of Stuttgart, this initial series in the simulated altitude chamber came to an end.

Funded by the European Union, the CLEAN program aims to achieve a significant reduction in polluting emissions from commercial aircraft engines, cutting carbon dioxide emissions by about 20% and nitrogen oxide (NOx) by 80% in relation to current engines, while also lowering fuel consumption.

In particular, the CLEAN technology demonstrator tested two new technologies developed by Snecma Moteurs: an LPP (lean prevaporized premixed) combustor, and active surge control. The latter technology marks a world first, since no other active surge control system had functioned to date on a modern jet engine at idle to full throttle settings, with a highly-loaded high-pressure compressor of the type used on the CLEAN demonstrator.

According to Jacques Bernard, CLEAN program manager at Snecma Moteurs, "The CLEAN program, the first European technology platform of this type, demonstrated the ability of European engine-makers to deliver revolutionary technologies for tomorrow's aero-engines. This first series of tests has generated significant results, taking a major step towards more fuel-efficient, environmentally-friendly engines. Other European programs will carry on this impetus, in particular the VITAL program coordinated by Snecma Moteurs."

MTU Aero Engines of Germany is managing the CLEAN program, and is also in charge of the low-pressure, high-speed turbine and the heat exchanger. Snecma Moteurs has overall technology leadership, and is responsible for the gas generator. Volvo Aero's contribution covers the casings and final assembly, while Avio and Snecma Moteurs manufacture and test the combustor.

****

Snecma Moteurs is one of the world's leading manufacturers of aircraft and rocket engines, with a wide range of propulsion systems on offer. The company designs and builds commercial aircraft engines that are powerful, reliable, economical and environmentally friendly, along with military aircraft engines that have always delivered world-class performance. Snecma Moteurs also develops and produces propulsion systems and equipment for other launch vehicles, satellites and space vehicles.

www.snecma-moteurs.com

Snecma Moteurs
Communication department
10, allée du Brévent
CE 1420 COURCOURONNES
91019 EVRY CEDEX - France

Press Contact
Vincent Chappard
Tél +33 (0)1 6987 0929
Fax +33 (0)1 6987 0922
email:vincent.chappard@snecma.fr

Turbomeca
groupe Snecma

Communiqué de presse / Press release

First flight of the HAL Chetan powered by Turbomeca's TM 333 2M2 engine

Bordes, 1 February 2005

The first flight of the upgraded Chetak (Alouette III) helicopter "Chetan", which is manufactured by HAL (Hindustan Aeronautic Limited) and is powered by the TM 333 2M2 engine, passed off successfully on 1st February 2005 in Bangalore, India.

The Chetak is currently powered by Turbomeca's Artouste IIIB engine. A minimum of 200 aircraft used by the Indian Armed Forces, could now be re-engined with the TM 333 2M2.
HAL Chairman Ashok K Baweja said: "The TM 333 2M2 engine will make Chetan a highly reliable helicopter with far less fuel consumption which will increase its range, endurance and useful load".

The Chetan is primarily being designed to evacuate casualties from high-altitude areas in the Himalayas and the North East.

The next stage in the re-engining project is the civil certification of the Chetan fitted with the TM 333 2M2. This will encourage many Chetak operators to go in for life extensions of their existing fleets.

India's armed forces and civil operators are currently using 300 Chetaks accross the country.

The TM 333 2M2 is a new variant of the TM 333 2B2 engine, specificallly designed for single engine helicopters. It already successfully powers the Cheetal, the upgraded version of the Cheetah (Lama). The TM 333 is a 800-900 kW class engine with advanced and proven technology, providing high reliability, low cost maintenance and operation.

***

Turbomeca is the leading helicopter engine manufacturer, and has produced 49 000 turbines based on its own designs since the company was founded. With more than 2 000 customers in over 140 countries, Turbomeca provides a proximity service thanks to its 14 sites, 2 subsidiaries, 23 TurboSupport Centers, 32 repair centers and 90 Field representatives and Field mechanics. The Head Office is based in Bordes, Pyrénées-Atlantiques (south-west France). Turbomeca is part of the Snecma Group, specialists in aerospace propulsion and equipment. Microturbo, a subsidiary of Turbomeca, is the European leader in turbojet engines for missiles, drones and auxiliary power units.

www.turbomeca.com

Press Contact
Bettina Frey
Phone: +33 (0)5 59 12 55 69
E-mail: bettina.frey@turbomeca.fr

Messier-Bugatti
groupe Snecma

Communiqué de presse / *Press release*

Snecma group company Messier-Bugatti to supply wheels and brakes for the A400M

Paris, February 1, 2005

EADS CASA announced today its selection of Messier-Bugatti, a Snecma group company, to supply wheels and brakes for Europe's new A400M military transport aircraft.

Messier-Bugatti will be the sole supplier, with an exclusive contract to provide wheels and brakes for all 180 A400M transports ordered to date, as well as any aircraft ordered subsequently by other countries.

The A400M has 2 nose wheels and 12 braked wheels. Because of the large number of wheels, coupled with low-pressure tires, the plane will be able to use damaged or unprepared runways.

The A400M is slated to make its first flight in November 2007, with certification following in June 2009.

Several Snecma companies have already been chosen as suppliers on the A400M:
- **Snecma Moteurs** has a 32.2% stake in the TP400-D6 turboprop engine program, through the Europrop International consortium.
- **Hispano-Suiza**, **Techspace Aero** and **Microturbo** will produce various engine systems and equipment.
- **Messier-Dowty**, in conjunction with **Messier-Bugatti**, will provide the integrated landing systems.

Additional technical data

The A400M has to be able to land in a very short distance, about 550 meters, which means a deceleration force of up to 0.50 g, versus an average of 0.30 for a commercial jet.

For the first time, Messier-Bugatti will develop a 17 inch brake comprising six actuators and three rotors to meet the aircraft manufacturer's specification. This optimized layout means that the wheel/brake assembly will fit into the tight space available, while meeting operating requirements.

The brakes will be made from Sepcarb® III OR (oxidation resistant), a carbon composite which was chosen for its endurance as well as resistance to oxidation. They are expected to provide at least 1,000 "landings per overhaul" (LPO), which means a service life of 3.7 years for each heat pack.

Messier-Bugatti had already been selected in February 2004 to develop and produce the steering, landing and kneeling (SLK) systems, responsible for nosewheel steering, extension and retraction of landing gear and gear doors, and "kneeling and hiking" of the main landing gear – an innovative solution to facilitate loading and unloading on damaged or unprepared runways.

***

About **Messier-Bugatti**
Messier-Bugatti, a member of the Snecma group, is a world leader in aircraft braking, including braking systems, wheels and carbon brakes. It outfits 2,000 commercial jetliners for 223 airlines, as well as aircraft deployed by 20 air forces worldwide.

About **Snecma**
Snecma is one of the world's leading aerospace groups, specialized in propulsion and equipment. Working alone or in partnership, it holds world or European leadership positions in each of its core businesses. Snecma has operations in 22 countries on five continents, and is present in all major segments of the aerospace market: civil and military airplanes, helicopters, missiles, unmanned aerial vehicles, launch vehicles and satellites.

www.snecma.com
www.messier-bugatti.com

Messier-Bugatti
Frédérique Decourselle
Tél:33(0)1 4629 8271
Fax:33(0)1 4629 8688

Snecma Services
groupe snecma

EADS
SOGERMA
SERVICES

Communiqué de presse / Press release

EADS Sogerma Services renews engine maintenance contract with Snecma Services

Paris, January 24, 2005

EADS Sogerma Services has renewed its contract with Snecma Services for maintenance of the engines powering the two French government A319 CJ (Corporate Jet) aircraft operated by the French air force.

The SIMMAD has notified this contract to EADS Sogerma Services to provide total support for the two A319 CJ aircraft, for a period of five years. EADS Sogerma Services in turn assigned engine maintenance to Snecma Services, in a fixed-price "by the hour" contract covering engine maintenance on site, LRU (line replaceable unit) support, fleet management and engine leasing.

Snecma Services has teamed up with EADS Sogerma Services since 2001 to provide full MRO (maintenance, repair and overhaul) support for the two French government aircraft.

***

Snecma Services provides a full line of aero-engine support services to both airlines and armed forces, including: engine maintenance on site, technical assistance, repair solutions, engine and parts repair, engineering support, tooling, fleet monitoring, technical publications, test cell calibration, engine leasing, staff training and more. Snecma Services operates three sites in France (Montereau, Saint-Quentin and Châtellerault) and has a Belgian subsidiary, Snecma Services Brussels. The company has also created a number of joint ventures with major manufacturers and airlines:
Visit Snecma Services online at www.snecma-services.com.

EADS Sogerma Services is one of the world's leaders in aircraft maintenance, modification, cabin outfitting and aerostructures. A wholly-owned subsidiary of EADS, the company employs more than 4,100 employees at locations in France, the United States, Tunisia, Morocco, Canada and Hong Kong. It provides a full range of support services for commercial airliners, military aircraft and business jets.
Visit EADS Sogerma services online at www.sogerma.eads.net

www.snecma-services.com

Press contact
Magali Hermet
Phone: +33 (0)1 30 96 57 03
Fax: +33(0)1 30 96 57 03
E-mail: magali.hermet@snecma.fr

Snecma Moteurs
groupe snecma

Communiqué de presse / Press release

VITAL, a new European R&D program for greener aero-engines

Courcouronnes, January 18, 2005

The European Commission and Snecma Moteurs have signed an agreement to launch a new research program called VITAL to significantly reduce aircraft engine noise and CO_2 emissions.

VITAL is a four-year program with a total budget of 90 million euros, including 50 million euros in funding from the European Commission. Snecma Moteurs will be leading a consortium of 53 partners including all major European engine manufacturers – Rolls-Royce Plc, Volvo Aero, MTU Aero Engines, ITP, Avio, Techspace Aero, Volvo and Rolls-Royce Deutschland – and Airbus. This is an integrated European Commission program, reflecting and continuing Snecma Moteurs' Research & Technology efforts over the last few years to develop technologies that bring innovative environmental solutions to our products and our customers. The VITAL program, building on the results of the previous research programs EEFAE & SILENCE®, aims to achieve the technology breakthroughs required to meet the ambitious ACARE1 goals.
Jean-Jacques Korsia, VITAL program coordinator at Snecma Moteurs, said: " The VITAL program will only be able to meet its goals by achieving real technological breakthroughs."

It focuses on the low-pressure parts of the engine, evaluating new engine designs including counter-rotating fans, lightened fans, highly-loaded turbines and turbines with fewer blades, as well as more specific enabling technologies. The weight reduction will enable the development of very high bypass ratio engines that reduce noise by 5dB to 8dB, while also decreasing CO_2 emissions. Each component will be validated along the program by large-scale aeroacoustic and mechanical rig tests.

The VITAL program will deliver the technologies expected by our customers to help control the environmental impact of air transport.

(1) ACARE is the European Commission's Advisory Council for Aeronautics Research, grouping all stakeholders in the European aviation industry: representatives of the EC and member-countries, industry, research centers, airports, etc. ACARE drew up the Strategic Research Agenda to address objectives for the 2020 timeframe. From the environmental standpoint, these objectives include cutting perceived noise in half, an 80% reduction in oxides of nitrogen (NOx), and a 50% reduction in carbonic gases, all at acceptable costs.

***

Snecma Moteurs is one of the world's leading manufacturers of aircraft and rocket engines, with a wide range of propulsion systems on offer. The company designs and builds commercial aircraft engines that are powerful, reliable, economical and environmentally friendly, along with military aircraft engines that have always delivered world-class performance. Snecma Moteurs also develops and produces propulsion systems and equipment for other launch vehicles, satellites and space vehicles.

www.snecma-moteurs.com

Vincent Chappard
Phone: +33 (0)1 69 87 09 29
Fax: +33 (0)1 69 87 09 22
Mail: vincent.chappard@snecma.fr

The following is a summary of French offering documents filed with the French Autorité des Marchés Financiers ("AMF") regarding an exchange offer by Sagem for Snecma. The offer was not available to U.S. shareholders of Snecma.

Sagem Exchange Offer for Snecma

The Offer

On January 19, 2005, Sagem made an irrevocable public exchange offer to the shareholders of Snecma to purchase Snecma's shares, in which Sagem offered 15 Sagem shares to be issued in exchange for 13 shares of Snecma. The public exchange offer applied to all outstanding Snecma shares, or 270,092,310 Snecma shares with a nominal value of €1.00 each. Sagem also offered to acquire Snecma shares for the price of €20 per Snecma share, with a limit of 62,500,000 Snecma shares for which Sagem will pay this cash consideration. Snecma shareholders were invited to exchange their shares for either cash or shares, as noted, or for a combination of both.

The plan of the offer was submitted to the French AMF on December 27, 2004 by the banks acting on behalf of Sagem (BNP Paribas, Crédit Industriel et Commercial, Lazard Frères Banque and Rothschild & Cie Banque). On January 11, 2005, the AMF approved of the terms of the offer, and on January 17, 2005 the offer received visa no. 05-017 from the AMF.

The duration of the offer was from January 19, 2005 through February 23, 2005 inclusive.

The offer was not available to U.S. shareholders.

Sagem and Snecma

Sagem is a French *société anonyme* with its registered office at Le Ponant de Paris, 27 rue Leblanc, 75512 Paris cedex 15, with authorized share capital of €35,500,000, divided into 177,500,000 shares of €0.20 nominal value each. Sagem's shares are listed on the *Premier Marché* of Euronext Paris. The general assembly of Sagem shareholders held on December 20, 2004 decided to increase the number of existing Sagem shares by dividing the nominal value of each existing share by five, thereby creating five times as many shares with a nominal value of €0.20 each. In addition, the general assembly resolved on the same date to modify Sagem's articles of association (*statuts*) to adapt to the size of the new group to be formed by the combination of Sagem and Snecma, notably with respect to the thresholds at which transactions mentioned in the articles require prior approval of the Supervisory Board and with respect to the composition of the Supervisory Board of the combined group.

Snecma is a French *société anonyme* with its registered office located at 2, boulevard du Général Martial Valin, 75015 Paris, with an authorized share capital of €270,092,310, divided into 270,092,310 shares, with a nominal value of €1.00 each. Snecma's shares are also listed on the *Premier Marché* of Euronext Paris.

Timetable of the Offer

January 19, 2005	Offer opens
February 16, 2005	Approval and Publication of 2004 Annual Accounts Sagem and Snecma
February 23, 2005	Offer closes
March 7, 2005	Results of the offer are published
March 17, 2005	Settlement/Delivery Date and first listing of the Sagem shares issued in exchange for Snecma shares in the context of the offer
May 2005	Merger

The Merger

On December 20, 2004, Snecma's Managing Board and Supervisory Board approved the undertaking of an industrial, commercial and financial Cooperation Agreement with Sagem. More recently, Sagem and Snecma concluded a *Protocole d'accord* to take advantage of their common strengths by way of an exchange offer to be followed immediately by a merger of Snecma into Sagem.

The merger will be submitted to the shareholders of both companies for approval by May 2005 at the latest. Following the successful merger of Snecma into Sagem, Sagem will adopt a new name to be approved by its shareholders. The new group will also adopt a new organization along its combined lines of business, with four principal subsidiaries: Propulsion, Aeronautics Equipment, Defense/Security, and Telecommunications. This new organization is expected to be implemented by the end of 2005 at the latest.

The combination will result in the privatization of the majority of Snecma's share capital.

Reasons for the Merger

The principal goals of the merger of Snecma and Sagem are as follows:

- attaining a critical size in the combined company's global markets;
- reinforcing the combined company's capacity for innovation;
- positioning the combined company on three markets with different economic cycles;
- creating new commercial openings by incorporating electronic products in aeronautic systems and equipment; and
- strengthening the employee shareholder base.

Financial Advantages of the Merger

The companies believe that the merger and the strategy of the new group will permit the realization of certain near-term and long-term industrial and commercial synergies, as well as administrative synergies and increased buying power. Other expected advantages of the combination include the reduction of the group's exposure to exchange rate fluctuations and the strengthening of the group's stock market position.

As a result of the merger, the gains expected to accrue for the group in fiscal year 2008 are estimated at between €163 million and €205 million of EBITA. It is estimated that €88 million to €119 million of these gains will result from industrial and commercial activities; €40 million to €51 million from purchases (*achats hors production*); and around €35 million from administrative synergies. Approximately 80% of these anticipated gains will be realized in 2006.

These estimated gains are in addition to strategic progress plans which either of the two companies may implement from time to time.

Sagem and Snecma believe that this value-adding combination is logical because:

- The companies believe that the transaction will lead to the creation of a technological leader with leading positions in its key businesses in Europe and globally. The new combined group should have improved research and development capacity, and it will be present in the biggest global requests for bids.
- As a result of its enlarged business portfolio, the companies believe that the new group will benefit from balanced and complementary business cycles, and should therefore be able to better manage the market risks it confronts.
- As a result of an increase in the group's maintenance, spare parts and consumer products businesses; a decrease in the group's exposure to U.S. dollar exchange rate risks; and the size of its order book,

especially in defense and civil aeronautics, the companies believe that the new group will be able to count on stable cash flows over time.

- Sagem and Snecma believe that their merger will lead to significant annual synergies, primarily industrial and commercial, but also administrative. In addition, the costs of combining the business should be low, and the mobilisation of dedicated teams should lead to additional complementary synergies.

- The new group should benefit from a solid financial structure and a moderate debt ratio.

- The visibility of the group on the stock market should improve as a result of the merger, offering attractive possibilities due to the increased share capital float and the probable listing on new indices.

- The stable, yet diversified shareholder base of the combined group includes reference shareholders with a long-term strategy as well as a significant, and historically very involved, employee shareholder base.

- The combined group should also benefit from the strong industrial culture of the two groups, based on the mastery of key technologies and processes of production.

The Strategy of the Combined Group

The strategy of the new entity formed by the combination of Sagem and Snecma will involve the following key points:

- Strengthening or developing leading positions in the ensemble of its businesses;

- Increasing the ability of the new group to adapt to business cycles;

- Increasing the new group's financial performance; and

- Developing the employee shareholders and a stable shareholder base.

Further Information

For more information on Snecma and Sagem, see the companies' respective *documents de référence*, filed with the French *Autorité des Marchés Financiers*. Sagem's *document de référence* for fiscal year 2003 was filed with the AMF on April 6, 2004 under no. R.04-048, and Snecma's *document de référence* was filed with the AMF on May 4, 2004 and received no. I.04-0072. In addition, Snecma filed a *note d'opération* with the AMF in the context of its initial public offering on June 3, 2004, which received visa no. 04-533 on that date. These documents are available on the websites of Sagem (www.sagem.com) and Snecma (www.snecma.com), respectively, as well as on the site of the AMF (www.amf-France.org).

This announcement does not constitute an offer to sell, or a solicitation of offers to purchase or subscribe for, securities in the United States. The securities referred to herein have not been, and will not be, registered under the Securities Act of 1933, as amended, and may not be offered, exercised or sold in the United States absent registration or an applicable exemption from registration requirements. This notice is issued pursuant to Rule 135c of the Securities Act of 1933.

The exchange offer is not being made, directly or indirectly, in or into, and may not be accepted in or from, the United States, Canada, Australia or Japan. This announcement is not an extension of the exchange offer mentioned herein into nor is it an offer of securities for sale in the United States or any other jurisdiction. Securities may not be sold in the United States absent registration or an exemption from registration. Sagem does not intend to register any portion of an exchange offer in the United States or to conduct a public offering of shares in the United States. Copies of this announcement are not being, and should not be, distributed in or sent into the United States, Canada, Australia or Japan.

Snecma Moteurs
groupe snecma

Communiqué de presse / *Press release*

Successful tests by Snecma Moteurs of a higher-performance M88 demonstrator

Courcouronnes, January 17, 2004

Snecma Moteurs successfully carried out the first tests of a technology demonstrator designed to enhance M88 engine performance and pave the way for future upgraded versions.
These tests are part of a technology demonstration program co-funded by the French Ministry of Defense. The program aims to demonstrate lower operating costs and higher dispatch reliability for the Rafale's M88-2 engine, by incorporating innovative new technologies, as well as studying the feasibility of developing a variant combining higher thrust with lower fuel burn and weight. It will ensure the competitiveness of future versions of the Rafale, in terms of both flight performance and payload capacity.

"Snecma Moteurs is very pleased with the success of these initial tests," said Jean-Luc Engerand, head of Snecma Moteurs' military engine division. "It marks a new phase in the development of our military engines and paves the way for future upgraded M88 versions."

The initial series of tests was used to characterize the engine's steady-state performance, with settings for versions offering both 75kN of thrust and 90kN, at full throttle with afterburner. Performance and endurance tests of the demonstrator will continue in early 2005.

Designed for the Rafale multirole fighter, the M88 is the first member of a family of new-generation engines for 21st century combat and advanced training aircraft. The first production engine was delivered in 1996, and the M88-2 version now powers both the air force and naval versions of the Rafale. It is particularly well suited to low-altitude penetration and high-altitude interception missions.

Snecma Moteurs is one of the world's leading manufacturers of aircraft and rocket engines, with a wide range of propulsion systems on offer. The company designs and builds commercial aircraft engines that are powerful, reliable, economical and environmentally friendly, along with military aircraft engines that have always delivered world-class performance. Snecma Moteurs also develops and produces propulsion systems and equipment for other launch vehicles, satellites and space vehicles.

www.snecma-moteurs.com

Vincent Chappard
Phone: +33 (0)1 69 87 09 29
Fax: +33 (0)1 69 87 09 22
Mail: vincent.chappard@snecma.fr

CFM International is a joint company
of Snecma, France and General Electric Co., USA.

RECEIVED

2005 MAR 21 A 9: 50

THE POWER
OF FLIGHT

Communiqué de presse / Press release

Jazeera Airways Selects CFM56-5B to Power A320 Fleet

EVENDALE, Ohio- January 13, 2005 - Jazeera Airways has selected the CFM56-5B to power four firm, four option Airbus A320 aircraft. The firm order is valued at about $45 million.

CFM56-5B engines are produced by CFM International, a 50/50 joint company between Snecma Moteurs and General Electric Company. CFM, the world's leading supplier of commercial aircraft engines, is the engine of choice for the Airbus A320 family, winning 57 percent of the orders in 2004. Jazeera, the new Kuwaiti carrier, is scheduled to begin operations in February 2005 with two leased A320s; the new firm aircraft will begin delivery in October of this year and continue through 2006. The privately owned airline will operate the A320s on routes throughout the Middle East,including Dubai, Bahrain, Amman, Damascus, Beirut, and Egypt.

"We are delighted to be working with Jazeera Airways," said Pierre Fabre, president and CEO of CFM International. "We are also honored it has made CFM such an integral part of its operations as they launch this exciting new venture."

"We also want to thank Jazeera Airways for being the first airline in the Middle East to purchase the CFM56-5B" added Zair Abderrahim, CFM vice president for Middle East and North Africa.

The high reliability, long on-wing life, and low maintenance costs of the CFM56-5 make it extremely popular with major airlines, low-cost carriers, and leasing companies worldwide. More than 1,760 CFM56-5B engines have been delivered to date, and the fleet is growing at a rate of about 20 engines per month.

Primary factors behind the engine's broad-based market acceptance include this industry's best reliability, durability, and low cost of ownership brought about by the engine's simple, rugged architecture. The CFM56-5B is the only engine that can power every model of the A320 family, from the small A318 up to the A321, with the same bill of materials, giving airlines a significant commonality advantage.

www.cfm56.com

CFMI
Rick Kennedy 513.243.3372
Jamie Jewell 513.552.2790

Snecma Moteurs
Vincent Chappard
33.1.40.60.80.18

snecma

Communiqué de presse / Press release

Snecma group: 2004 consolidated sales: 6,812 million euros, up 5.9% over 2003

Paris, January 10th, 2005

The Snecma group's provisional sales for the year ended December 31 were 6,812 million euros, a rise of 5.9% over the year-earlier figure of 6,431 million euros.

At constant size and exchange rates, sales increased 6.3%.

The contributions of the two branches were as follows, in millions of euros:

	December 31, 2004	December 31, 2003	Change (%)
Propulsion	4,517	4,162	8.5
Equipment	2,636	2,520	4.6
Elimination of inter-branch sales	(341)	(251)	

The Propulsion branch accounted for 63.1% of total sales before elimination of inter-branch sales, and the Equipment branch 36.9%.

The rise in Propulsion branch sales reflects an increase in commercial engine deliveries (728 CFM56 engines, versus 702 in 2003) and growth in the service business.

The rise in Equipment branch sales was mainly due to the addition of new operations.

Snecma booked a consolidated total of 7,650 million euros worth of orders in 2004, up 23% on 2003 (6,240 million euros). At December 31, 2004, the group's order book stood at 13,800 million euros, up 9.5% over the year-earlier period (12,600 million euros at December 31, 2003).

Outlook

The financial statements for the year will be approved by the Board of Directors on February 16, 2005. Initial results confirm the forecasts made at the beginning of 2004, showing an increase in both operating and net income.

Excluding changes in accounting methods and at constant size, excluding in particular the impact of the planned merger with Sagem, sales are expected to rise further in 2005 on the strength of the expected recovery in product deliveries to the aviation sector.

The weak U.S. dollar will have a limited impact on 2005 results, given the exchange rate hedges set up by the Group. Snecma therefore expects its consolidated net income to increase again.

About Snecma

Snecma is one of the world's leading aerospace groups, specialized in propulsion and equipment. Working alone or in partnership, it holds world or European leadership positions in each of its core businesses. Snecma has operations in 22 countries on five continents, and is present in all major segments of the aerospace market: civil and military airplanes, helicopters, missiles, unmanned aerial vehicles, launch vehicles and satellites.

www.snecma.com

Snecma
Direction de la Communication
2, bd du Général Martial-Valin
75724 Paris Cedex 15 – France

Press Contact
Jocelyne Terrien
Tel +33 (0)1 40 60 80 28
Fax +33 (0)1 40 60 80 26
E-mail: jocelyne.terrien@snecma.fr

CFM International is a joint company
of Snecma, France and General Electric Co., USA.

THE POWER
OF FLIGHT

Communiqué de presse / Press release

Hapag-Lloyd Expands CFM-powered Fleet with $120 Million Order

Evendale, Ohio - January 6, 2005

Hapag-Lloyd Flug has placed a $120 million order for CFM56-7 engines to power 10 new Boeing 737-800 aircraft. The aircraft are scheduled for delivery between early 2006 and mid-2007. The airline currently operates a fleet of 28 CFM56-7-powered 737-800s.

The CFM56-7B is produced by CFM International. CFM is a 50/50 joint company of Snecma Moteurs and General Electric Company and the world's leading supplier of commercial aircraft engines. In 2004, CFM received orders for more than 680 engines and delivered 720 engines. There are more than 14,500 CFM56 engines in commercial and military service with more than 400 customers worldwide.

The CFM56-7 is rated from 18,500 to 27,300 pounds thrust for the Boeing 737-600/-700/-800/-900 series of commercial aircraft. The worldwide CFM56-7 fleet has accumulated more than 35 million engine flight hours and 17 million flight cycles and maintains industry-leading reliability. The aircraft's 99.95 percent dispatch reliability rate translates to less than one departure per 2,000 flights being delayed 15 minutes or more or canceled. In addition, the engine has an in-flight shutdown rate of 0.002, translating to one in-flight shutdown every 500,000 flight hours. To put this number into perspective, these airplanes accumulate an average of about 3,000 hours each year. A rate of 0.002 means that a CFM56-7-powered 737 would experience an in-flight shutdown every 165 years.

www.cfm56.com

Rick Kennedy
Phone: 513.243.3372

Jamie Jewell
Phone: 513.552.2790

Vincent Chappard
Phone: 33.1.69.87.09.29

snecma

RECEIVED
2005 MAR 21 A 9:23
OFFICE OF INTERNATIONAL CORPORATE

Communiqué de presse / *Press release*

Snecma Propulsion Solide signs major contract

Paris, December 24, 2004 – French defense procurement agency DGA has announced a 3 billion euro contract with EADS Space Transportation for the production of M51 ballistic missiles. Snecma Propulsion Solide is a subcontractor to EADS, working with partner SME through the joint venture G2P to provide the propulsion systems for this missile.

For Snecma Propulsion Solide, this contract is worth more than 1 billion euros.

The M51 missile will be deployed starting in 2010 on France's new-generation ballistic missile nuclear submarines, part of its ocean-going strategic force. The M51 missile is currently under development.

***

About Snecma
Snecma is one of the world's leading aerospace groups, specialized in propulsion and equipment. Working alone or in partnership, it holds world or European leadership positions in each of its core businesses. Snecma has operations in 22 countries on five continents, and is present in all major segments of the aerospace market: civil and military airplanes, helicopters, missiles, unmanned aerial vehicles, launch vehicles and satellites. The Snecma group had revenues of 6,431 million euros in 2003 and nearly 40,000 employees.

www.snecma.com

Press Contact
Jocelyne Terrien
Tel: +33 (0)1 40 60 80 28
Fax: +33 (0)1 40 60 80 26
jocelyne.terrien@snecma.fr

CFM International is a joint company
of Snecma, France and General Electric Co., USA.

cfm
THE POWER
OF FLIGHT

Communiqué de presse / Press release

Airline Partners Air Berlin, NIKI Order CFM56 Engines Valued at $ 1.5 billion

Vienna, Austria — December 22, 2004

Airline partners Air Berlin and NIKI Luftfahrt today announced that the CFM56-5B engine will power the 70 firm, 40 option Airbus A320 aircraft ordered by the airlines in November. The engine order is valued at approximately $1.5 billion at list price, including spare engines.

The CFM56-5B, which is the engine of choice for the Airbus A320 family, is produced by CFM International. CFM is a 50/50 joint company of Snecma Moteurs and General Electric Company and the world's leading supplier of commercial aircraft engines.

"We're very pleased and honored by the confidence NIKI and Air Berlin have placed in CFM," said Claude Poulain, senior vice president of sales and marketing for CFM. "We're also delighted that we will continue our long relationship with such dynamic entrepreneurs as Niki Lauda, CEO of NIKI, and Joachim Hunold, CEO of Air Berlin."

Delivery of the new aircraft, which are part of extensive fleet renewal and expansion plans for both airlines, is scheduled to begin in September 2005. The two airlines began a partnership in early 2004, when Air Berlin took a 24 percent take in NIKI. Air Berlin, Germany's second biggest airline, will take delivery of 60 of the firm aircraft while NIKI, the Vienna, Austria, based budget carrier, will take delivery of the remaining ten.

The high reliability, long on-wing life, and low maintenance costs of the CFM56-5B make it extremely popular with leasing companies, low-cost carriers, and major airlines worldwide. More than 1,700 CFM56-5B engines have been delivered to date, and the fleet is growing at a rate of about 20 engines per month.

www.cfm56.com

Rick Kennedy
Phone: 513.243.3372

Jamie Jewell
Phone: 513.552.2790

Vincent Chappard
Phone: 33.1.69.87.09.29

snecma

Communiqué de presse / *Press release*

Major order for Snecma

Paris, December 22, 2004

Air Berlin, the low-cost German carrier, announced today that its 110 A320 twinjets on order from Airbus (70 firm and 40 options) will be powered by the CFM56-5B engine, produced by CFM International, an equal joint venture of Snecma and General Electric.

For Snecma, the engine order is worth approximately $750 million, at list price, including spares.

Air Berlin's order for 110 aircraft will also include about $200 million worth of aircraft equipment from Snecma group companies.

These companies make thrust reversers and aerostructures for the A320, as well as landing and braking systems, wheels and brakes, wiring and the accessory gearbox.

***

About Snecma
Snecma is one of the world's leading aerospace groups, specialized in propulsion and equipment. Working alone or in partnership, it holds world or European leadership positions in each of its core businesses. Snecma has operations in 22 countries on five continents, and is present in all major segments of the aerospace market: civil and military airplanes, helicopters, missiles, unmanned aerial vehicles, launch vehicles and satellites.
Snecma group had revenues of 6,431 million euros in 2003 and nearly 40,000 employees.

www.snecma.com

Press Contact
Jocelyne Terrien
Tel: +33 (0)1 40 60 80 28
Fax: +33 (0)1 40 60 80 26
jocelyne.terrien@snecma.fr

Turbomeca
groupe Snecma

Communiqué de presse / Press release

The Dutch Touring Club ANWB has selected the Arrius 2B2 to equip its three new EC 135 helicopters

Bordes, 21 December 2004

Turbomeca is pleased to announce that the ANWB Medical Air Assistance, an ANWB subsidiary, the Royal Dutch Touring Club, has placed an order for three Eurocopter EC 135 helicopters; light, twin-engine craft to be powered by the Arrius 2B2.

The three aircraft have just been delivered from Eurocopter Germany, and adapted to EMS (Emergency Medical Service) helicopter standards by JAR 145 Air Lloyd Technik at Bonn Hangelar. These helicopters will be used for EMS, in the Netherlands and border-crossing operations in Germany. These Arrius 2B2 are the first on the Dutch market.

For the record, the EC 135 aircraft can be powered either with Turbomeca's Arrius or Pratt & Whitney's PW 206 B2.

The Arrius 2B2 is the first engine of the Arrius family to benefit from OEI 30"/2' rating. The basic version incorporates all the modifications developed on the Arrius 2B1, its predecessor.

Also, the Arrius 2B2 was designed to allow a greater take-off weight in category A and to an extension of the temperature range. It offers the best performances at high altitudes and temperatures.

In addition, the engine TBO (time between 2 overhauls) is increased from 3,000 to 3,500 hours and the life cycles are improved.

The Arrius 2B2 benefits from the latest Turbomeca technology, offering a thermal power at OEI rating more than 8% better than its predecessor the Arrius 2B1/2B1A.

The Arrius 2B2 is the first engine to offer the facility to use the emergency OEI 30"/2' ratings several times without engine maintenance.

The customer also benefits from a computerised maintenance aid which allows them to process the data downloaded from the EECU.

The engines in the Arrius family draw upon the experience gained from over 1,500 engines sold, logging more than 1,500,000 flight hours with 150 customers in 50 countries.

***

Turbomeca is the leading helicopter engine manufacturer, and has produced 50 000 turbines based on its own designs since the company was founded. With more than 2 000 customers in over 140 countries, Turbomeca provides a proximity service thanks to its 14 sites, 3 subsidiaries, 23 TurboSupport Centers, 32 repair centers and 90 Field representatives and Field mechanics. The Head Office is based in Bordes, Pyrénées-Atlantiques (south-west France). Turbomeca is part of the Snecma Group, specialists in aerospace propulsion and equipment. Microturbo, a subsidiary of Turbomeca, is the European leader in turbojet engines for missiles, drones and auxiliary power units.

www.turbomeca.com

Press Contact
Bettina Frey
Phone: +33 (0)5 59 12 55 69
E-mail: bettina.frey@turbomeca.fr

CFM International is a joint company of Snecma, France and General Electric Co., USA.

cfm THE POWER OF FLIGHT

Communiqué de presse / Press release

Cebu Pacific Air Places $140 Million CFM56-5B Order to Power New A319s

Manila, Philippines - December 17, 2004

Cebu Pacific Air yesterday announced that is has selected the CFM56-5B engine to power 12 Airbus A319 aircraft in an engine order valued at approximately $140 million at list price, including spares.

CFM56-5B engines are produced by CFM International (CFM), a 50/50 joint company between Snecma Moteurs and General Electric Company. CFM is the world's largest commercial aircraft engine producer.

Cebu Pacific, which becomes CFM's newest customer with this order, is based in Manila, Philippines. The airline is scheduled to take delivery of its first purchased A319 airplane in September 2005, with aircraft deliveries extending through 2007. The airline will also lease two CFM-powered A320s scheduled to begin delivery in March 2005. Cebu Pacific launched scheduled passenger service as a domestic carrier in March 1996 and has grown steadily over the last eight years, serving one million passengers annually on routes to nearly 20 destinations within the Philippines. The airline plans to use the 14 new A319s/A320s to phase out other aircraft in its fleet.

As the only engine that can power every model of the A320 family with the same bill of materials, the CFM56-5B provides airlines a distinct commonality advantage, in addition to the lowest cost of operation on this application. The CFM56-5 has remained the engine of choice for the Airbus A320 family. The high reliability, long on-wing life, and low maintenance costs of the CFM56 engine family make these engines extremely popular with both low-cost carriers and leasing companies. One of the primary factors behind the engine's broad-based market acceptance has been its simple, rugged architecture, which gives it the highest reliability, durability, and lowest maintenance costs in its class.

www.cfm56.com

Rick Kennedy
Phone: 513.243.3372

Jamie Jewell
Phone: 513.552.2790

Vincent Chappard
Phone: 33.1.69.87.09.29

Messier Services
snecma group

Communiqué de presse / Press release

Messier Services signs Airbus A330/A340 landing gear contract with Cathay Pacific and Dragon Air

Singapore, 16 December, 2004

Messier Services Asia announced today the signing of a landing gear exchange and overhaul contract with the two major airlines in Hong Kong, Cathay Pacific Airways and Dragonair. The contract covers both airlines' entire fleet of A330 and A340 aircraft for a total of 48 shipsets over a period of ten years.

Cathay Pacific and Dragonair both operate a large and modern fleet of aircraft. Between them they have 33 A330s and 15 A340s. Each airline has its principal maintenance base in Hong Kong, which is about four hours flying time from Singapore.

Messier Services Asia is located at Loyang Industrial Estate, adjacent to Singapore Changi Airport. It has one of the most comprehensive landing gear repair and overhaul facilities in the world. Messier Services is currently the only facility in the Asia-Pacific region capable of exchanging and overhauling landing gear for both the Airbus A330/A340 and the Boeing B777.

***

Messier Services provides maintenance, repair and overhaul services for aircraft landing systems as well as associated hydraulics. Messier Services is a member company of the Snecma Group, and has close to 1,100 employees at sites in the United States, Europe and Singapore. The company maintains international approvals from all relevant airframers and airworthiness authorities for the entire range of repair and maintenance operations on equipment produced by Messier-Dowty, Messier-Bugatti and other leading manufacturers. For more information, please visit www.messierservices.com.

www.messierservices.com

HQ: Alison Joly, Messier-Dowty Intl
alison.joly@messier-dowty.com
Phone: +33-(0)1-46-29-18-22
Mobile: +33-(0)6-74-09-86-54

USA: Adam Konowe, SHS Public Relations
Phone: +1-703-778-8832
Mobile: +1-571-594-4484

Turbomeca
groupe snecma

Communiqué de presse / Press release

The Austrian Touring Club, OAMTC, receives its 23rd EC 135 - Arrius 2B2

Bordes, 15 December 2004

The Austrian Touring Club, OAMTC, receives its 23rd EC 135 powered by Turbomeca's Arrius 2B2 engine.

Turbomeca is pleased to announce that the OAMTC has received the 23rd Eurocopter EC 135 helicopter of its fleet, a light twin-engine craft powered by the Arrius 2B2.

These helicopters are used to carry out EMS applications.

The OAMTC fleet that is spread over 15 bases in the summertime and 22 bases during wintertime has clocked up, to date, a total of 60,000 engine operational hours.

45 pilots and 650 team members make up the Austrian Touring Club, which has carried out 15,157 missions in 2003, of which 5,100 taking place in mountainous environments. The whole fleet is maintained by Heliair with a team of 20 people including engineers, logistic and store.

For the record, the EC 135 aircraft can be powered either with Turbomeca's Arrius 2B2 or Pratt & Whitney's PW 206 B2. It has to be noted that 100 % of OAMTC's fleet is powered by Turbomeca.

The Arrius 2B2 is the first engine of the Arrius family to benefit from OEI 30"/2' rating. The basic version incorporates all the modifications developed on the Arrius 2B1, its predecessor.

Also, the Arrius 2B2 was designed to allow a greater take-off weight in category A and to an extension of the temperature range. It offers the best performances at high altitudes and temperatures. Therefore, the OAMTC can carry out their missions at an altitude of 13,000 feet and in difficult rescue conditions.

In addition, the engine TBO (time between 2 overhauls) is increased from 3,000 to 3,500 hours and the life cycles are improved.

The Arrius 2B2 benefits from the latest Turbomeca technology, offering a thermal power at OEI rating more than 8% better than its predecessor the Arrius 2B1/2B1A.

The Arrius 2B2 is the first engine to offer the facility to use the emergency OEI 30"/2' ratings several times without engine maintenance.

The customer will also benefit in the future from a computerised maintenance aid which allows them to process the data downloaded from the EECU.

The engines in the Arrius family draw upon the experience gained from over 1,500 engines sold, logging more than 1,500,000 flight hours with 150 customers in 50 countries.

***

Turbomeca is the leading helicopter engine manufacturer, and has produced 50 000 turbines based on its own designs since the company was founded. With more than 2 000 customers in over 140 countries, Turbomeca provides a proximity service thanks to its 14 sites, 3 subsidiaries, 23 TurboSupport Centers, 32 repair centers and 90 Field representatives and Field mechanics. The Head Office is based in Bordes, Pyrénées-Atlantiques (south-west France). Turbomeca is part of the Snecma Group, specialists in aerospace propulsion and equipment. Microturbo, a subsidiary of Turbomeca, is the European leader in turbojet engines for missiles, drones and auxiliary power units.

www.turbomeca.com

Press Contact
Bettina Frey
Phone: +33 (0)5 59 12 55 69
E-mail: bettina.frey@turbomeca.fr

Communiqué de presse / Press release

Tiger HAD / MTR390 E: Signature of the Instruction to Proceed

15 December 2004

The Instruction to Proceed covering the development program of the new Eurocopter Tiger HAD version and its MTR390 Enhanced engine was signed in Toulouse on December, 8th, between the Ministries of Defense of the Kingdom of Spain and French Republic, represented by the contracting authority OCCAR, and the industrial partners: Eurocopter Tiger, MTR/ITP, SAGEM and Indra Systemas.

This contract enables the launch of the development program of the Enhanced MTR390 (MTR390 E) for the Tiger HAD. This new MTR390-E version will have a power increased by 14% compared to the existing basic version. This power growth is needed for missions in "hot and high" environmental conditions in which the new HAD helicopter will be operated.

A full contract will be negotiated in the next 10 months to complement this Instruction to Proceed. It will cover the complete development and production investment activities of the enhanced engine, as well as series production for Spain and France with associated fleet support. The development program of the MTR390-E engine comprises 4 years until qualification. First deliveries of the MTR390-E production engines will start end of 2009.

The Instruction to Proceed for the new HAD Tiger with MTR390-E was jointly signed by MTR GmbH and the Spanish engine manufacturer ITP S.A. (Industria de Turbo Propulsores) based on their agreement on industrial collaboration. ITP will take a considerable share in the development, industrialization, series production and support activities of the new MTR390-E program. For this purpose ITP will become a new partner in the dedicated engine manufacturer consortia called MTRI GmbH, which is currently under incorporation. MTRI is a joint venture including Rolls-Royce, Turbomeca, MTU and ITP.

Foreseen in the Instruction to Proceed is the series production of 128 MTR390-E engines for installation including upgrades of existing MTR390 basic engines.

Until availability of the new and more powerful HAD / MTR390-E version the Spanish user will already start gaining experience with the French HAP Tiger configuration. Six HAP Tigers will be delivered to Spain in 2005 and 2006 in anticipation of the HAD version. The remaining 18 helicopters in HAD standard will be delivered between 2010 and 2014. In order for the Spanish forces to have a homogeneous fleet, the first 6 HAP Tigers will then be converted into the HAD version from 2013 onwards.

France will take delivery of 40 HAD equipped with MTR390-E engines and already declared interest in the upgrade of their fleet of 40 HAP equipped with MTR390 basic engines.

To date, 206 Tigers have been selected by the armed forces of four countries: 80 helicopters each for France and Germany 22 helicopters for Australia and 24 for Spain. The 80 Tigers ordered by the German army are exclusively UHT versions. The first MTR390 engines for these helicopters came off the production lines in March 2002 and were delivered to the customer.

Thus a total of approximately 440 MTR390 basic and enhanced engines including spares are covered by firm production contract orders or by the scope of the Instruction to Proceed respectively.

Originally designed to meet the needs of two countries (France and Germany), the Tiger and its MTR390 engines have conquered new markets, have led to the integration of a new European partner, and are well positioned for further market opportunities such as Turkey.

www.turbomeca.com

Martina Vollmuth, MTU Aero Engines
Tel: +49 89 1489 5333
Email: martina.vollmuth@muc.mtu.de

Bettina Frey, Turbomeca
Tel: +33 5 5912 5569
Email: Bettina.frey@turbomeca.fr

snecma

Communiqué de presse / Press release

Snecma Group Executive Appointments

December 13, 2004

Snecma Group has announced the following executive appointments:

With effect from November 15, 2004, Jean-Claude Lepage, 62 has been named Chairman and Chief Executive Officer of Hurel-Hispano, succeeding Christian Knapp. Jean-Claude Lepage was previously Chairman and Chief Executive Officer of Labinal.

Also effective November 15, 2004, Philippe Petitcolin, 52, has been named Chairman and Chief Executive Officer of Labinal.

With effect from December 13, 2004, Christian Knapp, 56, has been named Chairman and Chief Executive Officer of Messier-Dowty. He succeeds Louis Le Portz.

Christian Mari, 53, has been named Chairman and Chief Executive Officer of Teuchos. He was previously Snecma Vice President, Research and Technology. He is succeeded in this position by Alain Coutrot, 53.

Yves Charvin, 50, Snecma Corporate Secretary since October 2004, has also been named Secretary to the Board of Directors of Snecma, replacing Alain Bosser.

***

About Snecma
Snecma is one of the world's leading aerospace groups, specialized in propulsion and equipment. Working alone or in partnership, it holds world or European leadership positions in each of its core businesses. Snecma has operations in 22 countries on five continents, and is present in all major segments of the aerospace market: civil and military airplanes, helicopters, missiles, unmanned aerial vehicles, launch vehicles and satellites.
Snecma group had revenues of 6,431 million euros in 2003 and nearly 40,000 employees.

www.snecma.com

Press Contact
Jocelyne Terrien
Tel: +33 (0)1 40 60 80 28
Fax: +33 (0)1 40 60 80 26
jocelyne.terrien@snecma.fr

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Techspace Aero

snecma group

Communiqué de presse / Press release

Techspace Aero participates in the GEnx engine development for the new Boeing aircraft 7E7 Dreamliner and the new Airbus A350

Herstal, December 13th, 2004

Techspace Aero has signed an agreement with General Electric for the design, the development and the production of the GEnx low pressure compressor stators. The GEnx engine will equip the future Boeing aircraft 7E7 and Airbus A350.

This success confirms the worldwide recognition of Techspace Aero's expertise in low pressure compressors for aeronautics propulsion systems. It is also the result of a long and rewarding cooperation between Techspace Aero and General Electric on many programs (CFM 56 and GE 90 through Snecma Moteurs, F110 and CF 34-10 directly with General Electric).

While the necessary technologies belong perfectly to Techspace Aero's competencies, the short development planning will be the major challenge for the teams already involved. The 5 stators are to be completed to allow the first test-engine to run by March 2006. Engine certification is planned by mid-2007.

The GEnx was selected by Boeing to power the 3 versions of the7E7 twin-engine family with entry into service in 2008. It will also equip the Airbus A350, which is due to enter service in 2010. This very fuel-efficient engine, rated at 50,000 to 70,000 pounds thrust, is designed to perform with reduced (up to 15%) fuel consumption.

Techspace Aero designs, develops and produces modules and equipment for aircraft and space engines. The company also specializes in the maintenance, repair and testing of engines, as well as in the design and installation of engine test cells. Part of the French Snecma Group (51% of its capital), Techspace Aero shareholders also include the Walloon Region (Belgium-28.37%), Pratt & Whitney (USA-19%) and the Société Fédérale d'Investissement (Belgium-1.63%). With a staff of 1,200, its tumover come to around 260 million euros per year.

www.techspace-aero.be

Techspace Aero
Route de Liers, 121
4041 Herstal (Milmort)
Belgique

Contact Presse:
Joëlle Wathelet
Tél : +32 (0) 4 278 87 28
Fax : +32 (0) 4 278 80 25
Gsm : +32 (0) 486 94 84 15
jwathele@techspace-aero.be

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Turbomeca
groupe snecma

Communiqué de presse / Press release

Creation of a Production Division

Bordes, 1st December 2004

With a view to continuously improving performance and customer response, Turbomeca has created a Production Division, directly attached to the Operations Division. Its main objective is to reinforce the steering of operations, by co-coordinating the implementation of operational actions designed to optimize the production process. This new division will also operationally coordinate all assembly activities carried out on the international sites.

On this occasion, Turbomeca is pleased to announce the following appointment on 1st December 2004.

Pierre-Yves Morvan, formerly Deputy Vice-President Operations, has been appointed Vice-President Production.

Pierre-Yves Morvan, a graduate of the Estaca engineering school, joined Turbomeca in Bordes in 1990, where he worked in the Production Department up until 1995. That same year, he joined the subsidiary Sofrance, where he later became the Head of the Commercial Department in 1999. From the 1st January 2002, he held the position of Head of the Commercial Department in Turbomeca's Operator Support Division in Tarnos.

As from 1st December 2004, Emeric d'Arcimoles, President and CEO of Turbomeca, will stand in as head of the Operations Division pending the appointment of a replacement for Philippe Catté, who has been called to another post within the Snecma group.

***

Turbomeca is the leading helicopter engine manufacturer, and has produced 50 000 turbines based on its own designs since the company was founded. With more than 2 000 customers in over 140 countries, Turbomeca provides a proximity service thanks to its 14 sites, 3 subsidiaries, 22 TurboSupport Centers, 32 repair centers and 90 Field representatives and Field technicians. The Head Office is based in Bordes, Pyrénées-Atlantiques (south-west France). Turbomeca is part of the Snecma Group, specialists in aerospace propulsion and equipment. Microturbo, a subsidiary of Turbomeca, is the European leader in turbojet engines for missiles, drones and auxiliary power units.

www.turbomeca.com

Press Contact
Bettina Frey
Phone: +33 (0)5 59 12 55 69
E-mail: bettina.frey@turbomeca.fr

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EUROPROP International

Communiqué de presse / Press release

Successful first test of the TP400-D6 intermediate pressure compressor

1st December 2004

EPI Europrop International GmbH (EPI), the joint company formed by the four leading European aero engine companies to offer the TP400-D6 turboprop for the A400M transport aircraft, has announced that the successful first run of the TP400-D6 Intermediate Pressure Compressor (IPC) has taken place in Munich today (30th November 2004).

During the tests the IPC performed exactly as expected. The five-stage IPC of the TP400-D6 engine is a lightweight design with four Titanium blisk-rotors. The IPC is located at the interface to the nacelle and intake and is, therefore, a key-element in the safe operation of the engine when integrated into the A400M.

The test was witnessed by shareholders of EPI, together with representatives from the Airbus Military Company, OCCAR (Organisation Conjoint de Cooperation en matiere d'Armement) and politicians from the partner countries.

" The first run of the IPC is an important milestone for our customers and it demontrates the efforts made by MTU Aero Engines to meet this requirement for the TP400-D6 engine program ", said Prof. Dr. Günter Kappler, Managing Director of EPI. He added : " The engine development is on schedule within all the partner companies of EPI, with the first ground tests of the TP400-D6 planned in August 2005 ".

MTU Aero Engines' Chief Operating Officer Dr Michael Süß noted: " MTU was selected for the IP-compressor to follow Europrop's Motto: 'The best from the Best'. The delivery of the Rig on time is a proof for the excellent competence, high degree of enthusiasm and reliability of every employee who is involved in that project."

The TP400-D6 is the western world's largest-ever turboprop engine and it is designed to power the Airbus Military Company A400M aircraft. Initially more than 750 engines will be required for the 180 four-engined A400M aircraft committed by the participating Nations. The certification of the engine is scheduled in November 2007. The A400M will have its first flight in November 2007, with first deliveries to customers in August 2009.

This engine helps the development of the high technology aero engine industry in Europe, securing high value, high skilled jobs within the participating companies.
The Europrop International Consortium is formed by Europe's four leading engine manufacturers, with a Programme share distribution as follows : Industria de Turbo Propulsores (20,6%), MTU Aero Engines (22,2%), Rolls- Royce (25%) and Snecma Moteurs (32,2%).

Iratxe de Madariaga, ITP
Tel: +34 94 489 22 48
Email: iratxe.madariaga@itp.es

Martina Vollmuth, MTU Aero Engines
Tel: +49 (0)89 14 89 53 33
Email: martina.vollmuth@muc.mtu.de

Justine Steele, Rolls-Royce
Tel: +44 117 979 0991
Email: justine.steele@rolls-royce.com

Vincent Chappard, Snecma Moteurs
Tel: +33 (0)1 40 60 80 18
Email: vincent.chappard@snecma.fr

Turbomeca
groupe snecma

Communiqué de presse / Press release

Turbomeca inaugurates new workshops in Johannesburg, South Africa

Bordes, 29 November 2004

Turbomeca is proud to announce that the premises of its South African site, Turbomeca Africa Pty Ltd, have been revamped and their machine-tools and heavy maintenance workshops, catering for engines and accessories, have been upgraded.

Inaugurated in the presence of Alec Erwin, Minister of Public Enterprises, the newly transformed premises mark an important step forward for the Turbomeca strategy with respect to expansion and physical company presence worldwide, achieved in particular by the development of services close to its operators.

Bernard Garcia, Chairman of Turbomeca Africa Pty Ltd., points out the progress this improvement brings in terms of operation: "Modernizing our workshops like this represents a considerable advantage for further strengthening our competitivity and our services to customers".

Turbomeca Africa has a 300-strong workforce making it the biggest of the 14 Turbomeca sites after Bordes and Tarnos in terms of manpower. It is regarded as a center of excellence for repairs and overhauls of Turbomeca and Snecma engines and accessories. Besides this, it manufactures complete gear and casing assemblies for several entities of the Snecma Group and for other major international groups such as General Electric (GE AE) and Rolls Royce, an activity considered a second center of excellence of Turbomeca Africa. It is also the only service center for Turbomeca products on the African continent, with responsibility for sales, maintenance and support to helicopter operators. TMA provides support for the Turbomeca engines in operation on the South African Air Force (SAAF) fleet.

Turbomeca has been working alongside the South African defense forces for over a quarter of a century, especially in providing support and heavy maintenance for the Artouste engines that power the Alouettes and the Makila engines that equip the Oryxes and Rooivalks. Turbomeca Africa produces some of the parts of the Arrius 2K2 for A 109 LUH, handles assembly and acceptance testing of this engine and will also shortly be ensuring support and heavy maintenance for it.

Turbomeca Africa Pty Ltd. came about as the result of an agreement signed in mid-2002 between the South African company Denel Ltd. and Turbomeca, that gave the French parent company a majority shareholding of 51%.

***

Turbomeca is the leading helicopter engine manufacturer, and has produced 50 000 turbines based on its own designs since the company was founded. With more than 2 000 customers in over 140 countries, Turbomeca provides a proximity service thanks to its 14 sites, 3 subsidiaries, 23 TurboSupport Centers, 32 repair centers and 90 Field representatives and Field mechanics. The Head Office is based in Bordes, Pyrénées-Atlantiques (south-west France). Turbomeca is part of the Snecma Group, specialists in aerospace propulsion and equipment. Microturbo, a subsidiary of Turbomeca, is the European leader in turbojet engines for missiles, drones and auxiliary power units.

www.turbomeca.com

Press Contact
Bettina Frey
Phone: +33 (0)5 59 12 55 69
E-mail: bettina.frey@turbomeca.fr

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snecma

Communiqué de presse / *Press release*

Snecma contributes to successful launch of Ariane 5 ECA

Paris, February 14, 2005

The successful launch of Ariane 5 ECA on February 12 is a major milestone for the European space industry, and especially for the Snecma group. Five group companies made major contributions to the success of Flight 164.

- **Snecma Moteurs**, which called on its broad aerospace expertise to conduct the Vulcain 2 engine modification program in conjunction with EADS ST in Germany and Volvo Aero in Sweden. Fitted with a strengthened nozzle, Vulcain 2 offers 20% more thrust than the Vulcain 1 engine on the baseline Ariane 5G, and accounts for nearly one-third of the extra payload capacity offered by Ariane 5 ECA. In addition, Snecma Moteurs is responsible for the upper-stage HM7B cryogenic engine and the propulsion system. The HM7B, which had already largely proven its reliability as the Ariane 4 third-stage powerplant, adds some 2,200 kg of geostationary transfer orbit (GTO) payload capacity to Ariane 5 ECA.

- **Techspace Aero**, the group's Belgian subsidiary, supplies two types of valves for Vulcain 2 chilldown, propellant supply and control. Its cryogenic valves operate at the very low temperatures required by these liquefied gases (-183°C for oxygen, -253°C for hydrogen and -269°C for helium), while the hot gas valves stand up to temperatures exceeding 1,000°C.

- **Europropulsion**, the equal joint venture of Snecma and Avio, is in charge of the development and production of the MPS solid rocket motor. The two MPS motors on each launcher deliver some 92% of total thrust for the first two minutes after liftoff.

- **Snecma Propulsion Solide** designs and manufactures the nozzles for the MPS solid rocket motors. Each nozzle is made of three tons of carbon composite and phenolic silicon materials to stand up to temperatures reaching 3,000°C. The nozzle is also fitted with a flex-bearing so it can be swiveled to steer the launcher for the first two minutes of flight.

- **Techlam** makes the Dias damping-attachment system, which transmits the power of the MPS booster motors to the core stage, while also damping vibrations and thrust oscillations.

For more information see le webmag.

About Snecma
Snecma is one of the world's leading aerospace groups, specialized in propulsion and equipment. Working alone or in partnership, it holds world or European leadership positions in each of its core businesses. Snecma has operations in 22 countries on five continents, and is present in all major segments of the aerospace market: civil and military airplanes, helicopters, missiles, unmanned aerial vehicles, launch vehicles and satellites.

www.snecma.com

Snecma
Direction de la Communication
2, bd du Général Martial-Valin
75724 Paris Cedex 15 – France

Press Contact
Jocelyne Terrien
Tel +33 (0)1 40 60 80 28
Fax +33 (0)1 40 60 80 26
E-mail: jocelyne.terrien@snecma.fr